February 12, 2020

B. John Lindeman
Chief Financial Officer
CALAVO GROWERS INC
1141-A Cummings Road
Santa Paula, CA 93060

       Re: CALAVO GROWERS INC
           Form 10-K for the Fiscal Year Ended October 31, 2019
           Filed December 19, 2019
           Form 8-K Filed December 20, 2019
           File No. 000-33385

Dear Mr. Lindeman:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K filed December 20, 2019

Reconciliation of Adjusted Net Income and EPS, page 9

1. Please tell us why your adjustment (a) to eliminate the equity pickup for your investment in FreshRealm and adjustment (e) which adds back in the losses recorded with respect to your equity investment in Limoneira do not substitute individually-tailored income or expense recognition methods for those of GAAP. Refer to Question 100.04 of the
      Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
 B. John Lindeman
FirstName GROWERS INC Lindeman
CALAVO LastNameB. John
Comapany NameCALAVO GROWERS INC
February 12, 2020
Page 2
February 12, 2020 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Christine Torney at 202-551-3652 or Mary Mast at 202-551-3613 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences